# J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index

## Performance Update - March 2015

### OVERVIEW

The J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index (ticker: EQJPTE20) (the "**Index**") is an investable index intended to provide capped exposure to the performance of the Euro STOXX 50 Index. The European Equities 20/8 (EUR) Index targets an annualized volatility of 20% on a daily basis by dynamically adjusting its exposure between the Euro STOXX 50 Index and the cash component based on the historical volatility of the Index's exposure to the Euro STOXX 50 Index subject to an exposure cap to the Euro STOXX 50 Index of 200%.



### Hypothetical Back-Tested Data and Actual Historical Performance - February 28, 2005 to February 27, 2015



### Hypothetical and Actual Historical Volatility - February 28, 2005 to February 27, 2015



## Key Features of the Index

■ The J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index is intended to provide capped exposure to the performance of the Euro STOXX 50 Index while seeking to maintain a 20% annualized volatility target level.

■ Volatility control mechanism continuously adjusts the exposure to the Euro STOXX 50 Index with the aim of achieving a constant realized volatility of 20%.

■ The systematic monthly cap mechanism caps 21-day rolling period gains at 8%.

■ Index levels published on Bloomberg under the ticker EQJPTE20.

## Recent Index Performance

| Historical Performance* | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Full Year |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | 4.26% | 6.71% | | | | | | | | | | | 11.25% |
| 2014 | -5.15% | 5.82% | 0.52% | 1.32% | 2.15% | -1.08% | -5.54% | 2.51% | 1.62% | -6.63% | 4.59% | -4.10% | -4.80% |
| 2013 | 1.94% | -4.03% | -0.76% | 3.78% | 1.43% | -7.58% | 6.02% | -2.52% | 7.54% | 8.54% | 1.07% | -0.66% | 14.40% |
| 2012 | 2.80% | 2.93% | -1.71% | -6.68% | -6.94% | 6.26% | 1.74% | 3.11% | 0.31% | 1.89% | 2.99% | 3.85% | 10.05% |
| 2011 | 5.90% | 1.87% | -6.31% | 3.40% | -5.93% | -1.15% | -6.70% | -12.63% | -3.45% | 4.87% | -0.86% | -0.13% | -20.59% |

*Represents the monthly and full calendar year performance of the Index based on, as applicable to the relevant monthly or annual measurement period, the hypothetical backtested daily Index closing levels from December 31, 2009 to July 30, 2014, and the actual historical performance as based on the daily Index closing levels from July 31, 2014 to February 27, 2015.

See the last paragraph under ""Notes"" on page 2 for important information about the limitations of using hypothetical historical performance measures."

## Comparative Hypothetical and Historical Total Returns (%), Volatility (%), Correlation (%), and Leverage (%) – February 27, 2015

| | 1 Year Return | 5 Year Annualized Return | 10 Year Annualized Return | 10 Year Annualized Volatility | 10 Year Sharpe Ratio | 10 Year Correlation | 1 Year Average Leverage | 5 Year Average Leverage | 10 Year Average Leverage |
|---|---|---|---|---|---|---|---|---|---|
| Euro Series 20/8 Index | 5.52% | 1.43% | 0.59% | 19.97% | 0.03 | - | 119.83% | 103.23% | 109.97% |
| Euro Stoxx Index | 14.28% | 5.69% | 1.64% | 23.11% | 0.07 | 89.83% | | | |

## Hypothetical and Historical Capped Return Percentages – February 27, 2015

| | 1 Year Percentage of Capped Returns | 5 Year Percentage of Capped Returns | 10 Year Percentage of Capped Returns |
|---|---|---|---|
| Euro Series 20/8 Index | 4.74% | 3.06% | 3.66% |

## Notes

**Hypothetical, historical performance measures:** Represents the performance of the J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily closing levels through July 30, 2014, and the actual historical performance from July 31, 2014 through February 27, 2015 and the actual historical performance of the Euro STOXX 50 over the same periods.

For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded). There is no guarantee the J.P.Morgan TargetTracker: European Equities 20/8 (EUR) Index will outperform the Euro STOXX 50 Index, or any other alternative investment strategy. Sources: Bloomberg and JPMorgan.

**Volatility:** historical six-month annualized volatility levels are presented for informational purposes only. Volatility levels are calculated from the historical returns, as applicable to the relevant measurement period, of the J.P. Morgan TargetTracker: European Equities 20/8 (EUR) Index, and the Euro STOXX 50 Index. Volatility represents the annualized standard deviation of the relevant index's arithmetic daily returns. The Sharpe Ratio, which is a measure of risk-adjusted performance, is computed as the ten year annualized historical return divided by the ten year annualized volatility.

**Index Live Date:** 07/31/2014

## Key Risks

- The Index may not be successful. It may not outperform an alternative strategy related to the Equity Component or achieve its target volatility.
- Our affiliate, JPMS plc, is the index calculation agent and Index Sponsor and may adjust the index in a way that affects its level and has no obligation to consider your interests.
- The Index has a limited operating history and may perform in unanticipated ways.
- The Index is subject to short-term borrowing costs when exposure to Equity Component is greater than 100%.
- The Index may underperform its Equity Component or a direct investment in the component equity securities of its Equity Component.
- The daily adjustment of the exposure of the Index to its Equity Component will vary, and the Index may be partially uninvested in its Equity Component or may have leveraged exposure to its Equity Component.
- The Index is subject to monthly (21- day rolling periods) performance return caps of 8% (96% per annum).
- If the value of the Equity Component changes, the level of the Index and the market value of your CDs may not change in the same manner.
- The Index comprises notional assets and liabilities.
- The Index is subject to market risks.
- The investment strategy used to construct the Index involves daily adjustments to its synthetic exposure to its Equity Component.
- The Equity Component of the Index may be replaced by a substitute index in certain extraordinary events.
- The risks identified above are not exhaustive. You should review carefully the related "Risk Factors" section in the relevent product supplement and underlying supplement and the "Selected Risk Considerations" in the relevant term sheet or pricing supplement.

## DISCLAIMER